Correspondence

CHINA XD PLASTICS COMPANY LIMITED

No. 9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang, China 150078

March 6, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Plowgian

Re:	China XD Plastics Company Limited ("Company") Preliminary Information Statement on Schedule 14C ("Information Statement") Filed: January 9, 2009 File No.: 0-53131

Dear Ms. Plowgian:

        You have informed us of the Staff’s position that you continue to maintain disclosure pursuant to Item 14(c)(2) of Schedule 14 is required in the Information Statement despite the fact such information was previously disclosed in conjunction with a merger reported on Form “Super” 8-K filed on December 31, 2008. Through telephone conferences with our securities counsel the Staff has requested the Company repeat disclosure from the Super 8-K because such capital harmonization was foreseeable or contemplated at the time of the merger in spite of the fact the merger reported thereon has already been completed, shareholder vote was not solicited or required for the merger and the capital harmonization reported on the Information Statement is a post-merger action not required pursuant to the merger. We understand you have stated in telephone conferences with our securities counsel that such disclosure of the merger is not subject to review, but for purposes of providing Item 14(c)(2) disclosure only. We have decided to comply. We have also provided information on the securities of Favor Sea Limited in the Information Statement.

Sincerely yours,

CHINA XD PLASTICS COMPANY LIMITED

By: /s/ Jie Han
    Name: Jie Han
    Title: President